Exhibit 99.1

Source: NexGen Energy Ltd.

February 25, 2021 16:29 ET

NexGen Announces C$150 Million Bought Deal Financing

VANCOUVER, British Columbia, Feb. 25, 2021 (GLOBE NEWSWIRE) -- NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, NYSE:NXE) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Canaccord Genuity Corp. and under which the underwriters have agreed to buy on a bought deal basis 33,400,000 common shares of the Company (the “Common Shares”) at a price of C$4.50 per Common Share (the “Offering Price”) for gross proceeds of approximately C$150 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 5,010,000 Common Shares to cover over-allotments, if any. The Offering is expected to close on or about March 11, 2021 and is subject to the Company receiving all necessary regulatory approvals.

The net proceeds of the Offering will be used for general corporate purposes, including the continued development of the Rook I Project and general working capital.

The Common Shares will be offered by way of a short-form prospectus in all of the provinces of Canada, excluding Quebec, and will be offered in the United States pursuant to a registration statement filed under the Canada-U.S. multi-jurisdictional disclosure system. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. Copies of the short-form prospectus can be found on SEDAR at www.sedar.com and a copy of the registration statement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: BMO Nesbitt Burns Inc., Attn: Equity Syndicate, telephone: 800-414-3627 or by email at bmoprospectus@bmo.com and Canaccord Genuity Corp., Attn: ECM, telephone: 416-687-5284 or by email at ecm@cgf.com. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014 which is in development.

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Contact Information

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy. ca

Travis McPherson

Senior Vice President, Corporate Development

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101, which differs from the SEC’s standards applicable to U.S. companies. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward looking information in this press release includes, but is not limited to, statements regarding the Offering, including the terms, potential completion and the use of proceeds of such Offering.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

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Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of Mineral Resource Estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company’s Annual Information Form dated March 11, 2020 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

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